Filed Pursuant To Rule 433

Registration No. 333-217785

June 19, 2017

The Diversification Benefits of Gold ETFs to Mitigate Short-Term Risks

POSTED TO ETFTRENDS.COM

JUNE 9, 2017 BY MAX CHEN

As investors look for investment options to potentially diversify portfolios in an extended bull market environment, consider a gold exchange traded fund to help smooth out bumps that could shake traditional stock and bond positions.

“Seek to mitigate episodic volatility due to policy uncertainty with an allocation to gold,” Michael Arone, Chief Investment Strategist US SPDR Business, and Matthew Bartolini, Head of SPDR Americas Research, said in a note.

“Consider an allocation to gold, which has a low historical correlation to stocks and bonds,” the strategists added.

With the U.S. equity markets hovering near record highs, the CBOE Volatility Index, a widely observed gauge of stock market fear, has remained well below its long-term average of 19.6 and even recently touched its lowest point in 23 years, reflecting an overly complacent stock market.

“This doesn’t mean it has been a low risk environment,” the State Street strategists said. “In fact, the political uncertainty and gridlock emanating throughout the market has led to a divergence between risk level sentiment measures.”

Specifically, the strategists pointed to the CBOE Skew Index, which is trading at elevated levels, as an indicator of market sentiment. They argue that investors are now willing to pay “up” in order to hedge tail risk and remain on edge.

The divergence between the VIX and SKEW indices have occurred in other periods. More recently from 2004 to the summer of 2007, investors became concerned with high levels of leverage in the economy, and the markets infamously corrected in 2008.

“The issue today is that over the past few years the Federal Reserve has been the knight in shining armor, but is now on a path of tightening, not loosening, policy. And given the gridlock in D.C., it doesn’t seem that fiscal stimulus is ready to pick up the or, rather, the lance,” the strategists added. “Therefore, don’t be surprised if episodes of volatility occur and rock market sentiment, as we saw in mid-May.”

Against this backdrop of uncertainty, investors may look to alternative assets like gold bullion exposure or the SPDR Gold Shares (NYSEArca: GLD), the world’s largest gold-backed exchange traded fund, to hedge their traditional stock and bond mix.

Gold has historically acted as a great portfolio diversifier because of its low correlation to traditional assets – gold bullion has a -0.06 correlation to stocks and a 0.15 correlation to bonds over the past 30 years. More recently, during the recent spike in volatility on May 17, gold showcased this diversification benefit as the spot price gained 1.95% while the S&P 500 experienced its worst single daily return in over eight months.

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.